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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 2)

                             ACTEL CORPORATION
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                             (Name of Issuer)

   COMMON STOCK, $0.001 PAR VALUE                  004934 10 5
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                      Texas Instruments Incorporated
                      13500 North Central Expressway
                            Dallas, Texas 75265
                       Attention: Richard J. Agnich
                              (972) 995-4855
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    (Name, address and telephone number of person authorized to receive notices and communications)

                               April 7, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].



                            (Page 1 of 4 Pages)
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 CUSIP No.       004934 10 5             13D            Page 2 of 4


     1     NAME OF REPORTING PERSON:    Texas Instruments Incorporated

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        N/A
                                                                   (a) [_]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  00


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       2,031,578
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  2,031,578
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       2,031,578
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.8%

    14     TYPE OF REPORTING PERSON:    CO
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      CUSIP No. 004934 10 5           13D            Page 3 of 4 Pages



          This Amendment No. 2 to Schedule 13D amends and supplements the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the "SEC") on or about November 7, 1995, as amended and restated by Amendment No. 1 filed with the SEC on April 8, 1997 (the "Schedule 13D"), by Texas Instruments Incorporated ("TI"). Unless otherwise indicated, capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D.

     ITEM 5    INTEREST IN SECURITIES OF ISSUER.

          (a) TI beneficially owns 1,946,578 shares of the Issuer Common Stock (representing approximately 9.4% of the outstanding shares of such class of securities).

          (b) TI has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,946,578 shares of Issuer Common Stock.

          (c) The following transactions in the Issuer Common Stock were effected by TI since the date of the event requiring the filing of the most recent amendment to the Schedule 13D:



                   Date       No. of Shares     Sale/Purchase     Price per Share
                   ----       -------------     -------------     ---------------


                  4/4/97          190,000           Sale             $20.553
                  4/7/97          130,000           Sale             $20.928674
                  4/8/97          135,000           Sale             $20.928674
                  4/9/97           20,000           Sale             $20.6375
                  4/9/97           10,000           Sale             $21.00


               All of the above transactions were effected in brokers' transactions on the Nasdaq National Market pursuant to Rule 144 under the Securities Act of 1933, as amended. The price per share is the average price for the sale of such shares on the referenced date, excluding brokerage commissions.

          (d)  N/A

          (e)  N/A

     ITEM 7    MATERIAL TO BE FILED AS EXHIBITS.

               None
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      CUSIP No. 004934 10 5           13D            Page 4 of 4 Pages


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   TEXAS INSTRUMENTS INCORPORATED


      April 10, 1997               By:   /s/ William A. Aylesworth
     ----------------                 -------------------------------------
         Date                      Name:  William A. Aylesworth
                                   Title:   Senior Vice President
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